

September 9, 2010

Lydall, Inc.
Paul G. Igoe
Vice President, General Counsel and Secretary
One Colonial Road
Manchester, CT 06045-0151
U.S.A.

>   **Re: Lydall, Inc.**
>   **Form 10-K**
>   **Filed March 17, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed February 26, 2010**
>   **File No. 001-07665**

Dear Mr. Igoe:

We have reviewed your responses to the comments in our letter dated August 6, 2010 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Benchmarking, page 17

1. We note your response to our prior comment 6 and reissue. Please confirm to us that in future filings, if benchmarking to a compensation survey, including the 2009/2009 Watson Wyatt Top Management Compensation Survey or the 2008 Mercer Executive Benchmarking Database, is material to your compensation policies and decisions, you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal